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                             January 27, 2022

       George J. Leimer
       Chief Executive Officer
       RSE Archive, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Archive, LLC
                                                            Offering Statement
on Form 1-A Post Qualification Amendment No. 45
                                                            Filed January 19,
2022
                                                            File No. 024-11057

       Dear Mr. Leimer :

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Post-qualification Amendment No. 45

       Exhibits

   1. We note that you have filed several Test-The-Waters materials as exhibit, but they do not include the disclaimers
required by Rule 255(b). Please advise whether such disclaimers appear on the
Test-the-Waters materials when used on the Rally Road app, or elsewhere.
                                                        If so, please submit a
copy of the materials with the disclaimer as it appears in the app.
   2. We note that your Test-The-Waters materials includes a Comparable Asset Value Chart.
                                                        Please provide more
details in your chart so that investors can better evaluate the information presented.
For example, for the Comparable Asset Value Chart included in the Test-The-Waters
material for the first printing of Gone With the Wind shows an asset value increase of
42,757%. However, the chart does not indicate the number of years over which this increase
occurred, and there is no indication whether the stated return on the asset is inflation
adjusted Please note this is only one example. Please review each of
 George J. Leimer
RSE Archive, LLC
January 27, 2022
Page 2
         the Comparable Asset Value Charts included in your Test-The-Waters materials, and revise them to include information necessary for an investor to understand the significance of the asset value increases you show, such a the relevant time period used to measure the increase and the impact of inflation.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameGeorge J. Leimer                            Sincerely,
Comapany NameRSE Archive, LLC
                                                              Division of
Corporation Finance
January 27, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName